

April 29, 2013

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re:**   **Telestone Technologies Corporation**
> **Form 10-K**
> **Filed March 30, 2012**
> **Response dated March 22, 2013**
> **File No. 001-32503**

Dear Mr. Daqing:

We are considering your response letter and supporting materials provided to us on March 22, 2013 and have the following comments. As noted in our letter dated September 24, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Note 2. Revenue recognition, page F-8

1. We note your prior correspondence indicating you believe collectability is reasonably assured and the fee is fixed or determinable for your contracts with each of your "Big Three" customers. Please explain in greater detail why you believe this to be the case for each customer at the time of sale. In your response, explain how you have applied the

guidance in SEC Staff Accounting Bulletin Topic 13 (ASC 605-10-S99) with respect to collectability and fixed or determinable fees.

2. We note your prior correspondence indicating you believe persuasive evidence of an arrangement exists based on the signed contract between the parties. You have also concluded that the seller's price to the buyer is fixed or determinable. Please explain in greater detail why you believe both of these criteria for revenue recognition can be met based on the fact that your "Big Three" customers do not pay pursuant to contractual terms.

3. We note a significant increase in your Accounts Receivable turnover and Days Sales Outstanding during 2011 and 2012, which seems to be indicative of deterioration in your customer's credit or ability/willingness to pay. In light of this, please explain your basis for continuing to conclude that collectability is reasonably assured. Tell us, even if you were able to conclude collectability was reasonably assured at the time of sale for a particular customer, how you were still able to conclude in subsequent periods that collectability was reasonably assured after the customer did not pay pursuant to contractual terms.

4. Describe for us the extent to which you maintain systems and procedures to track accounts receivable by contract or customer. Tell us the following:
   - How trade receivables are monitored,
   - How individual cash payments are matched with a particular contracts or engagements when the payment is received, (i.e., can aged receivables be tracked to the sale date?), and
   - How you determine the specific goods and services your customer intends to pay for in light of your practice of preparing initial invoices of your customers only after receipt of cash payment?

5. We note your prior correspondence indicating the Company believes it will collect all amounts due from its "Big Three" customers. Tell us whether the Company has any history of not collecting the entire amount due in accordance with the customer's contract. Tell us whether the Company has ever given a concession in any form to a customer. If so, please describe the nature of those concessions

6. We note from your prior correspondence that the Company believes it has a legal right to demand payment from customers under the jurisdiction in the PRC. Describe for us the extent to which the Company has ever taken legal action against a customer for lack of payment pursuant to contractual terms. Tell us whether and, if so, when the Company

intends to take legal action against any customers that fail to pay pursuant to contractual terms.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.